

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Joseph T. Hand
President and Chief Executive Officer
The York Water Company
130 East Market Street
York, PA 17401

      Re: The York Water Company
          Registration Statement on Form S-3
          Filed November 7, 2022
          File No. 333-268204

Dear Joseph T. Hand:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Pasquale Gentile, Esq.